WIX

Notice of 2025 Annual Meeting of Shareholders & Proxy Statement

December 18, 2025

November 12, 2025

Dear Wix.com Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders of Wix.com Ltd. (the “Meeting”), to be held on December 18, 2025 at 1:30 p.m. (Israel time), at our principal executive offices at the Wix Campus, 5 Yunitsman Street, Building B, 5th Floor, Tel Aviv, Israel, 6936025.
At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders. Our Board of Directors recommends that you vote FOR each of the Proposals listed in the Notice.
Only shareholders of record at the close of business on November 17, 2025 are entitled to notice of and to vote at the Meeting.
Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and the accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.
We look forward to greeting as many of you as can attend the Meeting.

Sincerely,
MARK TLUSZCZ
Chair of the Board of Directors

NOTICE OF 2025 ANNUAL GENERAL MEETING OF SHAREHOLDERS

You are invited to attend the 2025 Annual General Meeting of Shareholders (the “Meeting”) of Wix.com Ltd. (“Wix,” “we,” “our” or the “Company”).

Date and Time:
Thursday, December 18, 2025 at 1:30 p.m. (Israel time).
Meeting Location:
The Company’s principal executive offices at the Wix Campus, 5 Yunitsman Street, Building B, 5th Floor, Tel Aviv, Israel, 6936025 (telephone number is +972-3-545-4900).
Who Can Vote:
Shareholders of record at the close of business on Monday, November 17, 2025.
Items of Business and Board Voting Recommendation
The Board of Directors of the Company (the “Board”) unanimously recommends that you vote in favor of each of the foregoing proposals, which are more fully described in the accompanying proxy statement.

PROPOSAL NO. 1.
Re-election of Avishai Abrahami and Mark Tluszcz as Class III directors, to serve until the Company’s annual general meeting of shareholders in 2028, and until their respective successors are duly elected and qualified.
FOR each director nominee
PROPOSAL NO. 2.	Amendment and readoption of the compensation arrangement of the Company’s non-executive directors, as required under Israeli law.	FOR
PROPOSAL NO. 3.
Ratification of the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2025 and until the next annual general meeting of shareholders, and to authorize the Board (with power of delegation to its Audit Committee) to set the fees to be paid to such auditors.
FOR
And other business as may properly come before the Meeting and any postponements or adjournments thereof.
You can vote your ordinary shares by attending the Meeting or by following the instructions under “How You Can Vote” below.
YOUR VOTE IS IMPORTANT. Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting.
More detailed information and instructions regarding the Meeting, the voting process, the quorum and the required votes for the approval of each of the proposals can be found under “General Information” below.

ABOUT WIX
Wix is a leading global platform for creating, managing and growing a complete digital presence. What began as a website builder in 2006 has grown into a complete, AI-driven platform delivering enterprise-grade performance, security, and a reliable infrastructure. Today, Wix combines commerce and business solutions, advanced SEO and marketing tools, and AI to empower users to take full ownership of their brand, their data, and their customer relationships. With a focus on continuous innovation and delivery of new features and products, anyone can build a powerful digital presence to fulfill their dreams on Wix.
Wix began as an easy-to-use yet powerful visual development and editing environment that eliminated the need for complex coding and expensive design services, primarily attracting users creating websites for their business or personal use. We refer to these users as “Self Creators”.
Beginning in 2019, we evolved our business strategy to expand our addressable market beyond the Self Creator market into the professional world of design agencies, developers and freelancers creating content and applications for their clients. We refer to these users collectively as “Partners”.
Over the past almost three decades, Wix has evolved into an AI leader in website creation and management, offering an industry-leading suite of generative AI tools that transform natural language prompts into fully designed, production-ready websites, branded content, and tailored business solutions delivered through our freemium SaaS mode (both free and premium services). Wix continues to push the boundaries of what’s possible with AI, providing a powerful platform for anyone, from solo creators to global enterprises, to succeed online.
In June 2025, we expanded our TAM with the acquisition of Base44, a fast-growing vibe coding platform. Base44 provides Wix with immediate access to the application development market and a completely new audience: developers, design/product teams, enterprises building internal tools, and Self Creator users who want to build applications, not just websites.
We believe that our dynamic growth strategy, technology leadership with an eye to the future, focused execution, balanced approach to investing in our business and strong track record of capital returns will create significant long-term shareholder value.
Detailed information about the Company and our products can be found in our 2024 Annual Report on Form 20-F we filed with the U.S. Securities and Exchange Commission (the “SEC”) (https://www.sec.gov/ix?doc=/Archives/edgar/data/0001576789/000162828025014212/wix-20241231.htm).

2006 Year Founded	~293 million Registered Users (as of 6/30/25)	~6.2 million Premium Subscriptions (as of 12/31/24)

FINANCIAL & BUSINESS HIGHLIGHTS - FISCAL 2024

↑ 13% y/y Revenue Growth	↑ 30% y/y Partners Revenue[1] Growth
↑ 18% y/y Bookings Growth Exiting 2024	28% FCF[2] Margin Meaningfully Ahead of Three-Year Plan
2024 marked a year of remarkable growth acceleration and continued profitability improvement, defined by successful execution of our product roadmap and pricing strategy as well as strong business fundamentals. New cornerstone offerings introduced in 2023 and early 2024 were meaningful drivers of strength: impressive Wix Studio adoption resulted in Partners revenue1 growth of 30% y/y in 2024, while our newly-launched AI Website Builder enabled demonstrably stronger conversion and purchase behavior, powering Self Creator revenue growth acceleration through 2024.
Strong top-line performance flowed through to the bottom line as we maintained a stable operating cost base, enabling us to generate nearly twice as much FCF2 in 2024 as we did in 2023. As a result, we not only achieved our three-year plan one year early, but also surpassed our zenith targets and exceeded Rule of 40 for the full year (details about our three-year plan can be found in our 2023 Analyst & Investor Day discussion materials). We also achieved positive GAAP operating income for the full year - the first time in our history.
AI was a key strategic initiative in 2023, and remained even more so in 2024 and YTD 2025. We continued to expand our suite of genAI and AI tools to enable users to create online more efficiently and effectively, spanning text and image creation, marketing, commerce, design, and development. Notable AI product launches of 2024 included the AI Website Builder, AI Portfolio Creator and AI Site Chat along with numerous AI assistants. Through the first half of 2025, Wix has launched a number of first-to-market AI offerings and features, including Business Launcher, AI Automations and Functions, Adaptive Content Feature, Astro (our AI-powered assistant for site and business management) and Wix Model Text Protocol Server for AI-driven web app development. In July 2025, we introduced AI Visibility Overview with full generative engine optimization support for AI-powered search. This new solution goes beyond traditional SEO tools, positioning brands for discoverability in the emerging era of large language models and firmly positions Wix as a first-mover.
Excitingly, Wix entered a new TAM with the introduction of Wixel in early 2025. A standalone platform, Wixel is a next-generation, AI-powered visual design platform that integrates advanced AI models and intuitive UI with Wix's design expertise, enabling users to create and edit high-quality visuals for websites, marketing materials and beyond. Wixel is a big leap forward in democratizing the video and image editing market, much like Wix has done for website creation over the past nearly two decades.
We also expanded our TAM through the acquisition of Base44. With just a few million of ARR at the time of the acquisition in June 2025, Base44 is now on track to achieve $40 to $50 million of ARR by the end of 2025. We believe Base44 and the overall vibe coding opportunity will be a meaningful driver of growth in the coming years.
Our innovation-powered top-line growth and improved profitability enabled us to return cash to shareholders with over $760 million of share repurchases executed in 2024 and 1H25. This marks over $1.5 billion of share repurchases completed since 2021.

1    Partners revenue is defined as revenue generated through agencies and freelancers that build sites or applications for other users (“Agencies”) as well as revenue generated through B2B partnerships, such as LegalZoom or Vistaprint (“Resellers”). We identify Agencies using multiple criteria, including but not limited to, the number of sites built, participation in the Wix Partner Program and/or the Wix Marketplace or Wix products used (including Wix Studio). Partners revenue includes revenue from both the Creative Subscriptions and Business Solutions businesses.
2    Free cash flow excluding one-time cash restructuring charges and expenses associated with the buildout of our new corporate headquarters.

TRACK RECORD OF RESPONSIVENESS TO SHAREHOLDER FEEDBACK

Our Perspective:	Our Strategy:
We believe that shareholder feedback is a key input to Board and Committee discussions and helps inform our decision-making process. As such, we are committed to maintaining regular dialog with our shareholders	Members of our Board and management participate in discussions with shareholders to better understand their perspectives on capital management, dilution, executive compensation and corporate governance	Management leads “listening tours” with top shareholders with the specific objective of hearing feedback about suggested areas of improvement, business initiatives and investor communications	Quarterly earnings calls, investor conference meetings and roadshows, and investor and analyst days provide management’s view of the Company’s progress versus its goals and give shareholders the opportunity to ask questions
We regularly communicate with shareholders to better understand their perspectives and expectations regarding the messaging of and our strategic plan, capital management, and corporate governance.
Shareholder feedback is a key input for Board and committee discussions and helps inform our decision-making process. As part of our investor relations program, we engage with the vast majority of our major institutional shareholders throughout the calendar year through quarterly earnings calls, investor conferences, in-person and virtual investor meetings and investor and analyst days. Maintaining an active dialogue with our shareholders is consistent with our corporate values of open communication and accountability, and we intend to continue these efforts in the future.
Our management has led formal and informal “listening tours” with major shareholders to obtain their input, including discussions with active institutional shareholders representing over 75% of the ordinary shares held by such investors3. These “listening tours” have provided our management with a strong feedback mechanism that has led to the implementation of multiple initiatives over the years.
3 As of June 30, 2025.

CORPORATE GOVERNANCE HIGHLIGHTS
We have adopted corporate governance practices designed to ensure that (i) our corporate policies reflect our values and business goals and are aligned with the interests of our shareholders; (ii) our corporate governance structure is effective; and (iii) we operate in a way that is open, honest and transparent.

Governance Principles	Corporate Governance Practice
Accountability to Shareholders	Our ordinary shares are our only class of stock, with one vote per share
Our directors are elected by majority of shares voted
Board Independence	Our corporate governance practices are overseen by our Board, which currently comprises nine members
Eight of our nine current directors qualify as independent directors under the independence requirements of the Nasdaq Stock Market LLC (“Nasdaq”)
Our Board is led by an independent chair of the Board (“Chair”) and a lead independent director (“Lead Independent Director”)
Our independent directors regularly meet in executive sessions
All of our three standing Board committees - Audit, Compensation, and Nominating, Governance and Environmental Committee (“NGEC”) - are 100% independent
Board Composition	22% of our current Board members are women
Our Board and NGEC annually assess the attributes, experience and skills of our directors, providing us with a broad range of perspectives
50% of our current independent directors have been appointed within the last five years, each adding a fresh perspective and unique experience and expertise to the Board
Board Policies and Practices	Our Board and each of its committees meet regularly throughout the year on a set schedule and hold special meetings as needed
Our Board and each of its committees conduct annual self-evaluations, as well as a review of the charters for each Board committee
Our Board holds regular sessions without management present, which are led by the Board Chair and the Lead Independent Director
Our NGEC oversees risks associated with overall governance and ESG
Our Compensation Committee oversees our executive compensation practices and evaluates the performance of our executive team, including our CEO, on an annual basis
Our Audit Committee oversees cybersecurity risk
Risk Mitigation and Alignment of Interests	We have share ownership guidelines for executive officers and directors
We have a clawback policy, which is compliant with SEC and Nasdaq requirements
Our directors and executive officers are limited in pledging or hedging or executing other transactions designed to hedge or offset any decrease in the market value of our ordinary shares. Short sales of our securities by directors and officers are prohibited

Dilution Management	Our Board continues to take a disciplined approach to dilution management
Our dilution as of November 11, 2025 is 9.98%
In July 2025, the Compensation Committee and the Board approved the removal of the existing evergreen provisions from the Company’s 2013 Incentive Compensation Plan and the 2013 Employee Stock Purchase Plan

EFFECTIVE DILUTION MANAGEMENT
Under the supervision of the Board, the Company exercises a disciplined approach to manage the long-term dilutive effects of its equity incentive grants. The Company’s management and Board remain committed to responsible management of the Company’s dilution posture and continue to take significant measures to reduce dilution, while balancing the Company’s need to hire and retain talented employees and executives, who are the drivers of the Company’s success. Such measures include the application of a net exercise mechanism for outstanding options, regular cancellations of unallocated equity, and our prior decision to transition from grants of options to mostly restricted shares units (“RSUs”).
The effective measures that we took have successfully reduced our dilution since 2018, as illustrated below:
Our dilution as of November 11, 2025 is 9.98%, calculated using the following formula: (A + B ) / (A + B + C), applied as follows:
(A)    Allocated Equity = 6,068,307 allocated but unexercised options and unvested RSUs/performance share units (“PSUs”)
(B)    Unallocated Equity = 16,416 ordinary shares available for grant under the Company’s 2013 Incentive Compensation Plan
(C)    Total Shares Outstanding = 54,864,708
We believe a more accurate measure of dilution should take into account the following adjustments, which are not captured in the standard dilution formula above:
•Treasury shares – Shares repurchased by the Company should be included in the total shares outstanding, otherwise the Company is penalized by a higher dilution which was consequently increased, which may discourage share repurchases that benefit shareholders.
•Net exercise mechanism – The Company’s net exercise practice effectively results in the cancellation of a portion of the underlying equity.
Applying the adjustments mentioned above, our adjusted dilution as of November 11, 2025 is 7.12%.
Burn Rate
We expect a burn rate of ~3.4% in 2025, reflecting a total number of ordinary shares underlying equity grants expected to be granted in 2025 of 1,917,371 and total ordinary shares outstanding as of December 31, 2024 of 56,107,932.

ENVIRONMENTAL, SOCIAL & GOVERNANCE HIGHLIGHTS
At the core of our Company’s strategy lies the belief that the internet should be both safe and accessible to everyone. With this principle in mind, our platform strives to make a positive impact, creating a better world for all and offering opportunities to users and businesses of every size, age, economic background, skill level, location, or vision. We aim to cultivate a culture of inclusivity and fairness, where every individual has the chance to thrive, is treated fairly, and plays a pivotal role in the Company's success. We value collaboration, mutual support, and collective responsibility in building and enhancing our Company, so that each member feels valued and supported.
The pillars that influence the specific ways in which we are working to make positive change in our communities and the key issues that we believe are important to our business and stakeholders include:
Our users, employees and communities are the heart of everything we do – We are committed to helping people grow, succeed, and achieve their goals, providing innovative tools, education, and support along the way. We prioritize accessibility, safety, and security. Our employees thrive in an inclusive, empowering culture with opportunities for learning, development, and well-being. At the same time, we invest in local communities and the broader tech ecosystem, fostering meaningful connections and positive impact that extend beyond our platform.
Our environment – We consider environmental responsibility an essential component of our commitment to our employees, users, and the communities where we operate. We actively promote sustainable practices across the organization, including tracking our carbon footprint, implementing efficient resource management, and reducing waste and energy consumption. Our Wix Campus serves as a living embodiment of these efforts, fostering a culture of sustainability among employees. Through these actions, we demonstrate our dedication to environmental stewardship and strive to contribute positively to the communities and future generations we serve.
Our Company – At Wix, accountability, transparency, and ethical conduct in our operations are considered essential. We prioritize integrity and compliance with laws and regulations to maintain trust with our stakeholders. Integrating strong corporate governance and ethical business principles into our practices, we aim to lead by example and drive positive change.
A copy of the Company’s most recent annual Environmental, Social, and Governance (ESG) Report for the year 2024 is available at the “Investor Relations” portion of our website, https://investors.wix.com/. The contents of this website, including the ESG Report, are not incorporated by reference into this proxy statement.

GENERAL INFORMATION
The Meeting will be held on December 18, 2025 at 1:30 p.m. (Israel time), at our principal executive offices at the Wix Campus, 5 Yunitsman Street, Building B, 5th Floor, Tel Aviv, Israel, 6936025.
This proxy statement, the attached Notice of Annual General Meeting of Shareholders and the enclosed proxy card or voting instruction form are being made available to holders of Wix ordinary shares, beginning November 12, 2025.
You are entitled to vote at the Meeting if you are a shareholder of record at the close of business on November 17, 2025. You are also entitled to vote at the Meeting if you hold ordinary shares through a bank, broker or other nominee, which is one of our shareholders of record, at the close of business on November 17, 2025, or which appears in the participant listing of a securities depository on that date. You can vote your ordinary shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your ordinary shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.
This notice is being sent to shareholders of record, in accordance with the requirements of the Israeli Companies Regulations (Notice of Meeting of Shareholders and Meeting of Class of Shareholders of a Public Company and Adding an Item to the Agenda), 5760-2000, and our Articles of Association (the “Articles”). The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israel Companies Law, 5759-1999 (the “Companies Law”), is November 19, 2025. A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card is being distributed to shareholders and also furnished to the SEC under cover of Form 6-K. Shareholders are also able to review the proxy statement at the “Investor Relations” portion of our website, https://investors.wix.com/ or at our principal executive offices at the Wix Campus, 5 Yunitsman Street, Building B, 5th Floor, Tel Aviv, Israel, 6936025 upon prior notice and during regular working hours (telephone number: +972-3-545-4900) until the date of the Meeting.
Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the Notice of Annual General Meeting of Shareholders and the proxy statement, please sign, date and mail the proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. If voting by mail, the proxy card must be received by our transfer agent or at our principal executive offices, at the Wix Campus, 5 Yunitsman Street, Building B, 5th Floor, Tel Aviv, Israel, 6936025 in either case, no later than 11:59 p.m. EDT on December 17, 2025 to be validly included in the tally of ordinary shares voted at the Meeting. Detailed proxy voting instructions will be provided both in the proxy statement and in the proxy card.
Quorum and Adjournment
On November 4, 2025, we had a total of 54,703,052 ordinary shares outstanding. Each ordinary share outstanding as of the close of business on November 17, 2025, the record date, is entitled to one vote on each of the Proposals to be presented at the Meeting. Under our Articles, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they jointly hold ordinary shares representing at least 25% of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). If such quorum is not present within half an hour from the time scheduled for the adjourned meeting, then at such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.
Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding ordinary shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold ordinary shares in “street name” for clients (as described below) are generally expected to have authority to vote on “routine” Proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal No. 3 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Companies Law, rather than the rules applicable to domestic U.S. reporting companies.
Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its ordinary shares, if the shareholder wants its ordinary shares to count for the Proposals.
The Board shall have the authority at any time to cancel or adjourn the Meeting for a period of up to 21 days from the date of the Meeting and/or to remove one or more items from the agenda of the Meeting.
Vote Required for Approval of Each of the Proposals
The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the Proposals.
Apart from for the purpose of determining a quorum, broker non-votes (if any) are not treated as votes cast and are not counted in determining the outcome of these proposals. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

How You Can Vote
Registered Holders
If you are a shareholder of record whose ordinary shares are registered directly in your name with our transfer agent, Equiniti Trust Company, LLC of New York, New York, you can vote your ordinary shares by attending the Meeting or by completing and signing a proxy card. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card or to vote in person at the Meeting. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us a written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card unless we receive it at our principal executive offices at the Wix Campus, 5 Yunitsman Street, Building B, 5th Floor, Tel Aviv, Israel, 6936025 or our registrar and transfer agent receives it, in either case, no later than 11:59 p.m. EDT on December 17, 2025.
If you provide specific instructions (by marking a box) with regard to the Proposals, your ordinary shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions your ordinary shares will be voted in favor of each Proposal in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 39 of the Company’s Articles.
Beneficial Owners
If you are a beneficial owner of the ordinary shares held in a brokerage account or by a trustee or nominee, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting.
Because a beneficial owner is not a shareholder of record, you may not vote those ordinary shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your ordinary shares, giving you the right to vote the ordinary shares at the Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your ordinary shares.
Who Can Vote
You are entitled to be notified about the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on November 17, 2025. You are also entitled to be notified about the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on November 17, 2025, or which appear in the participant listing of a securities depository on that date.
Revocation of Proxies
A shareholder of record may revoke a proxy in one of the following ways: (i) by written notice delivered to us at our offices at the Wix Campus, 5 Yunitsman Street, Building B, 5th Floor, Tel Aviv, Israel, 6936025 Attn: Naama Kaenan, General Counsel, at least two hours prior to the time of the Meeting canceling the proxy; (ii) by written notice of the revocation of the proxy delivered at the Meeting to the chair of the Meeting; (iii) by signing and returning a proxy card with a later date, provided that the later proxy is received by the Company at our principal executive offices, at the Wix Campus, 5 Yunitsman Street, Building B, 5th Floor, Tel Aviv, Israel, 6936025 or our registrar and transfer agent receives it, in either case, no later than 11:59 p.m. EDT on December 17, 2025; or (iv) by attending and voting in person at the Meeting. Attendance at the Meeting will not by itself constitute revocation of a proxy.
If you hold ordinary shares through a bank, broker or other nominee, you must contact that firm to revoke any prior voting instructions.
Solicitation of Proxies
Proxies are being distributed to shareholders beginning November 18, 2025. Certain officers, directors, employees and agents of Wix may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares.
Voting Results
The final voting results will be tallied by the Company’s Corporate Secretary based on the information provided by the Company’s transfer agent or otherwise, and the results of the Meeting will be published following the Meeting in a report of foreign private issuer on Form 6-K that will be furnished to the SEC.
Availability of Proxy Materials
Copies of the proxy card, the notice of the Meeting and this proxy statement are available at the “Investor Relations” portion of our website, https://investors.wix.com/. The contents of that website are not incorporated by reference into this proxy statement.

Security Ownership of Certain Beneficial Owners and Management
The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by (i) each person known by us to be the owner of more than 5% of our outstanding ordinary shares, based on public filings or information provided by us and (ii) all of our directors and executive officers as a group, as of November 4, 2025. Except as otherwise set forth below, the street address of the beneficial owners is c/o Wix.com Ltd., the Wix Campus, 5 Yunitsman Street, Building B, 5th Floor, Tel Aviv, Israel, 6936025.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
All executive officers and directors as a group (14 persons) (3)	4,021,399	7.09%

Principal Shareholders
Baillie Gifford & Co (5)	3,227,099	5.9%
(1)Beneficial ownership is determined in accordance with SEC rules. Under SEC rules, a person is deemed to be a “beneficial” owner of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Accordingly, ordinary shares subject to options currently exercisable or exercisable within 60 days of the date of this table and RSUs that are subject to vesting conditions expected to occur within 60 days of the date of this table, are deemed to be beneficially owned. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them.
(2)The percentages shown are based on 54,703,052 ordinary shares outstanding as of November 4, 2025. Ordinary shares subject to options currently exercisable or exercisable within 60 days of the date of this table and RSUs that are subject to vesting conditions expected to occur within 60 days of the date of this table, are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.
(3)Consists of (i) 2,031,741 ordinary shares directly or beneficially owned by Wix’s directors and executive officers, (ii) 1,953,180 ordinary shares underlying options beneficially owned by Wix’s directors and executive officers that are currently exercisable or exercisable within 60 days of the date of this table and (iii) 36,478 ordinary shares underlying RSUs beneficially owned by Wix’s directors and executive officers that are subject to vesting conditions expected to occur within 60 days of the date of this table.
(4)    This information is based upon a Schedule 13G/A filed by Baillie Gifford & Co, (“BGC”), with the SEC on April 30, 2025. The address of BGC is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK. Pursuant to the Schedule 13G/A, BGC has sole voting power over 2,428,184 ordinary shares and sole dispositive power over 3,227,099 ordinary shares. Securities reported on the Schedule 13G/A are beneficially owned by BGC and are held by BGC and/or one or more of its investment adviser subsidiaries, which may include Baillie Gifford Overseas Limited, on behalf of investment advisory clients, which may include investment companies, employee benefit plans, pension funds or other institutional clients.
Compensation of Executive Officers
For information concerning the annual compensation earned during 2024 by our five most highly compensated executive officers, see Item 6.B. of our Annual Report on Form 20-F for the year ended December 31, 2024, as filed with the SEC on March 21, 2025, a copy of which is available on our website at https://investors.wix.com/.

PROPOSAL NO. 1 – PROPOSAL TO RE-ELECT TWO DIRECTORS
Background
Our Board currently has nine directors and is divided into three classes with staggered three-year terms as follows:
•The Class I directors are Deirdre Bigley, Allon Bloch, and Ferran Soriano, and their terms expire at our annual general meeting of shareholders to be held in 2026;
•The Class II directors are Francesco de Mojana, Ron Gutler, and Gavin Patterson, and their terms expire at our annual general meeting of shareholders to be held in 2027; and
•The Class III directors are Avishai Abrahami, Diane Greene, and Mark Tluszcz, and their terms expire at this Meeting.
At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class will be for a term of office that expires on the date of the third annual general meeting following such election or re-election.
You are being asked to re-elect two of our Class III directors, Avishai Abrahami and Mark Tluszcz. Mr. Tluszcz qualifies as an independent director under Nasdaq independence criteria. Diane Greene, the third Class III director whose term of office expires at the Meeting, is not standing for re-election at the Meeting.
If re-elected at the Meeting, each of Mr. Abrahami and Mr. Tluszcz will serve until the 2028 annual general meeting of shareholders, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles or the Companies Law. If re-elected at the Meeting, Mr. Tluszcz will continue to serve as the Chair of the Board following the Meeting.
In accordance with the Companies Law, each of Mr. Abrahami and Mr. Tluszcz has certified to us that he meets all the requirements of the Companies Law for election as a director of a public company and possesses the necessary qualifications and has sufficient time to fulfill his duties as a director of Wix, taking into account the size and special needs of Wix.
During 2024, each of the directors standing for re-election at the Meeting attended 100% of our Board meetings, and each of the other continuing directors, who are not standing for re-election at the Meeting, attended at least 91% of our Board meetings and 100% of the committee meetings of which they are members.
The NGEC recommended that each of Mr. Abrahami and Mr. Tluszcz be re-elected at the Meeting as a Class III director for a term to expire at the 2028 annual general meeting of shareholders, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles or the Companies Law. Our Board approved this recommendation.
Biographical information concerning Mr. Abrahami and Mr. Tluszcz, the nominees for re-election as directors at this Meeting, and for each of our other directors is set forth below.

Class III Directors:

Avishai Abrahami Co-founder, CEO and Director Age: 54 Director Since 2006
Qualifications and Expertise
As co-founder of Wix, Mr. Abrahami has significant institutional knowledge of its operations over his 19 years as a Chief Executive Officer. In addition, he has co-founded other software companies, where he has developed, scaled and brought innovative solutions to market. His broad experience helps the board of directors provide effective oversight of the Company’s business strategy in a fast-evolving software market.

Experience
Wix.com Ltd.
•Co-founder, Chief Executive Officer (2006 – Present)
•Co-Chief Executive Officer (2006 – 2010)
•Board Chair (2013 – 2016), Honorary Chair (2016 - Present)
Arel Communications & Software Ltd.
•VP of Strategic Alliances (2004 – 2006) of a private Israeli communication technology company
Sphera Corporation
•Co-founder, Chief Technology Officer (1998 – 2000) of a private company that develops software for managing data centers
•VP of Product Marketing (2000 – 2003)
AIT Ltd.
•Co-founder, Chief Technology Officer (1993 – until its sale in 1997) of a private Israeli software company
Outside Boards
Public Companies
•Director, Monday.com Ltd. (2012 – Present), a work management and productivity app
•Director, SodaStream International Ltd. (2016 – until its sale to PepsiCo Inc. in 2017)
Other
•Israeli Defense Forces’ elite computer intelligence unit (1990 – 1992)

Mark Tluszcz Independent Board Chair Age: 59 Director Since 2010 Board Committees: Mergers and Acquisitions Committee
Qualifications and Expertise
Mr. Tluszcz has more than 20 years of experience in the stewardship of successful early-stage investments in the technology sector, such as Skype and Wix. He provides our board of directors with the expertise to help ensure capital is allocated to areas of the business with the highest growth and profit potential, and that Wix maintains the talent and culture necessary to create and scale innovative technology solutions.

Experience
Mangrove Capital Partners
•Co-founder and CEO (2000 – Present) of a venture capital firm focused on early-stage investments in technology companies
Outside Boards
Private Companies
•Director, JobToday S.A. (2015 – Present)
•Director & Board Chair, K Health Inc. (2017 – Present)
•Director, TBOL Limited (2017 – Present)
•Director, Red Points Solutions, S.L. (2019 – Present)
Other
•Named to the Forbes Midas List in 2007, 2008 and 2009 as one of the top 100 global deal makers in technology
•Named by PaperJam Magazine as one of the 100 most influential persons in Luxembourg in 2012, 2014 and 2022
Education
B.A. with honors, Eckerd College

Class I Directors:

Deirdre Bigley Independent Director Age: 61 Director Since 2017 Board Committees: Audit Committee Compensation Committee Nominating, Governance and Environmental Committee
Qualifications and Expertise
Ms. Bigley has over three decades of senior leadership experience in global marketing and branding in large, complex organizations. Her expertise strengthens the board of directors’ oversight of the Company’s business strategy, particularly as it pertains to its marketing and branding of new products to a global audience.

Experience
Bloomberg, L.P.
•Chief Marketing Officer (2014 – 2021)
•Head of Marketing Communications (2009 – 2014)
IBM
Positions of increasing responsibility over her 13-year tenure, including
•Vice President of Worldwide Brand (2008 – 2009)
•Vice President of Worldwide Advertising and Interactive (2003 – 2008)
Outside Boards
Public Companies
•Director, Sportradar Group AG (2021 – Present), a global provider of sports betting and sports entertainment products and services
•Director, Shutterstock, Inc. (2016 – Present), a global provider of commercial imagery and music
•Director, Taboola.com Ltd. (2021 – 2025), a technology platform company that powers recommendations for the open web
Education
B.A. in English Literature, West Chester University

Allon Bloch Independent Director Age: 55 Director Since 2016
Qualifications and Expertise
For over twenty years, Mr. Bloch has held executive and advisory roles at high-growth technology companies. He has been a co-founder of multiple disruptive start-ups, having successfully led them through critical phases of product and market development. He brings valuable expertise and perspective to the board of directors as Wix’s business strategy is focused on disruptive product-led growth.

Experience
K Health Inc.
•Co-Founder and Chief Executive Officer (2016 – Present), of digital health company
Vroom Inc.
•Co-Founder and Chief Executive Officer (2014 – 2016), of this leading online U.S. car retailer
Dolphin Software Ltd. (dba mySupermarket)
•Chief Executive Officer (2010 – 2014), of this private online grocery shopping company
Wix.com Ltd.
•Director (2008 – 2013), member of audit committee (2018 – 2023)
•President, Co-Chief Executive Officer (2008 – 2010)
Greylock Partners
•Advisor (2012 – 2015) to Israel and Europe Fund, of this venture capital firm focused on technology start-ups
Jerusalem Venture Partners
•Principal and General Partner (2000 – 2007), of this early-stage venture capital firm based in Israel
Outside Boards
Private Companies
•Director, K Health Inc. (2016 – Present)
•Director, Genoox (2016 – 2019), a genomic data management platform
Education
B.Sc. in Biology, Tel-Aviv University
M.B.A., Columbia University Business School

Ferran Soriano Independent Director Age: 58 Director Since 2020
Qualifications and Expertise
Over his career Mr. Soriano has transformed small organizations into global commercial successes. In the five years under his leadership, FC Barcelona more than doubled its sales, returned to profitability and signed a landmark charity deal with UNICEF. Similarly, when he joined CFG, he began with one football club, Manchester City F.C., and over his tenure, has expanded into total or partial ownership of 13 football clubs all over the world. His experience strengthens the board of directors’ oversight of management and its ability to drive profitable global growth.

Experience
City Football Group (CFG)
•Chief Executive Officer (2012 – Present), of a global leading private owner and operator of football clubs, with total or partial ownership of 13 clubs in major cities across the world
FC Barcelona
•Vice Chairman and Chief Executive Officer (2003 – 2008)
Cluster Consulting (a/k/a DiamondCluster)
•Co-founder, Partner (1994 – 2003), of the management consulting firm
Outside Boards
Public Companies
•Director, Ollamani, S.A.B. (2024 – Present), a provider of professional sports services, games and raffles, publication and distribution of magazines
Private Companies
•Board Chair, Spanair (2009 – 2012)
Education
B.B.A., M.B.A., ESADE (Barcelona), with related studies at Rensselaer Polytechnic Institute (New York) and Université Catholique de Louvain (Belgium)

Class II Directors:

Francesco de Mojana Independent Director Age: 56 Director Since 2023 Board Committees: Audit Committee Mergers and Acquisitions Committee - Chair
Qualifications and Expertise
Mr. de Mojana brings over 25 years of experience as both an entrepreneur in the software technology space and investor responsible for numerous private equity investments. With a strong track record of successfully implementing operating efficiencies that drove margin expansion and profitability, he brings a valuable skill set to the board of directors as the Company focuses on balancing growth with sustained profitability.

Experience
Buono Ventures
•Founder, Chief Executive Officer (2019 – Present), of the Italian-based venture capital firm
Permira
•Partner (2004 – 2018), of this global private equity firm
Eloft
•Co-founder, Chief Operating Officer (2000 – 2002), of this software knowledge management solution company later sold to Telefonica Group
McKinsey & Company
•Management consultant (1997 – 2000)
Education
B.A. in International Economics, Università Bocconi (Milan)
M.B.A., Columbia University Business School

Ron Gutler
Lead Independent Director

Age: 67
Director Since 2013

Board Committees:
Audit Committee - Chair
Compensation Committee - Chair
Mergers and Acquisitions Committee
Nominating, Governance and Environmental Committee - Chair

Qualifications and Expertise
Mr. Gutler has significant capital markets expertise and board experience across fast-growing technology companies. He brings to the board of directors a deep understanding of financial and accounting matters, as well as risk management expertise, and contributes seasoned leadership to the board of directors and its committees.

Experience
Blue Border Partners
•Co-founder, (2000 – 2002), of the Blue Border Horizon Fund, a global macro fund
Bankers Trust Company (currently part of Deutsche Bank)
•Partner, Managing Director (1987 – 1999), where he established and led the Israeli office and headed the Global Emerging Markets Trading and Sales
Outside Boards
Public Companies
•Director, Fiverr International Ltd. (2019 – Present), a global online marketplace for freelance services
•Director, CyberArk Software Ltd. (2014 – Present), an identity security company
•Board Chair, NICE Systems Ltd. (2002 – 2013), a global company specializing in contact center software, artificial intelligence and digital and workforce engagement management solutions
Private Companies
•Director, WalkMe Ltd. (2020 – 2024), a software company offering a Digital Adoption Platform (in process of going-private)
•Board Chair, G.J.E. 121 Promoting Investment Ltd. (2000 – 2011), a real estate company
Education
B.A. in Economics and International Relations and M.B.A., Hebrew University in Jerusalem

Gavin Patterson Independent Director Age: 58 Director Since 2023 Board Committees: Compensation Committee
Qualifications and Expertise
Mr. Patterson has decades of extensive operating experience across software, media, telecommunications and technology. He has a proven track record of expanding and scaling up business in leadership roles at both Salesforce and at BT Group, where he led the rollout of the UK’s national fiber network, led the £15 billion acquisition of the UK’s biggest mobile provider, EE, launched the sports broadcasting channel, BT Sport, and expanded BT’s cyber security practice. His vast experience will help to oversee and guide the management team as the Company continues to grow.

Experience
Salesforce.com
•President and Chief Strategy Officer (August 2022 – January 2023)
•President and Chief Revenue Officer (2020 – 2022)
•Chairman Europe, Middle East and Africa (2019 – 2020)
BT Group plc
•Group Chief Executive (2013 – 2019), of one of the UK’s largest telecommunications and network providers
•Executive Director, BT Retail CEO (2008 – 2013)
•Group Managing Director, Consumer and Chief Marketing Officer (2004 – 2008)
Outside Boards
Public Companies
•Director, Ocado Group (June 2024 – Present), an AIM-listed global software and robotics platform providing a unique solution for online grocery
•Board Chair, Elixirr International plc (2019 – Present), an AIM-listed business consulting firm
•Director, BT Group plc (2013 – 2019)
Private Companies
•Director, AppLogic Networks (March 2025 – Present), a provider of cloud-based, AI-powered software solutions for network intelligence
•Director, Callsign (March 2025 – Present), a provider of cybersecurity, authentication, and fraud prevention
•Chair, Kahoot! (March 2024 – Present), an online game-based learning platform
•Director, Mobileum (2022 – Present), a leading provider of analytics solutions for the telecom industry
•Director, Fractal Analytics (2019 – Present), a provider of artificial intelligence and advanced analytics
Other
•Member, Governing Council of The London School of Economics
•Chair, Alzheimer’s Research UK
Education
MEng in Chemical Engineering, Cambridge University

Proposal
The shareholders are being asked to re-elect each of Mr. Abrahami and Mr. Tluszcz for a term to expire at the 2028 annual general meeting of shareholders, and until his respective successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles or the Companies Law.
It is proposed that the following resolutions be adopted at the Meeting:
RESOLVED, that Avishai Abrahami be re-elected as a Class III director, to serve until the 2028 annual general meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles or the Companies Law; and
FURTHER RESOLVED, that Mark Tluszcz be re-elected as a Class III director, to serve until the 2028 annual general meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles or the Companies Law.
Vote Required
See “Vote Required for Approval of Each of the Proposals” above.
Board Recommendation
The Board recommends a vote “FOR” the re-election of each of Mr. Abrahami and Mr. Tluszcz as a Class III director for a term to expire at the 2028 annual general meeting of shareholders, as described in this Proposal No. 1.

PROPOSAL NO. 2 – PROPOSAL TO AMEND AND READOPT THE COMPENSATION ARRANGEMENT OF THE COMPANY’S NON-EXECUTIVE DIRECTORS
Background
In December 2022, our shareholders approved a three-year non-executive director compensation plan that provides for a fixed annual fee for each director, the Chair of the Board, the Lead Independent Director and for each committee chair and member, as well as a fixed equity grant mechanism (the “Previous Plan”).
Following the recommendation and approval of the Compensation Committee and the Board, our shareholders are being asked to approve the amendment and extension of the term of the non-executive director compensation plan for an additional period of up to three years.
Independent Compensation Advisor
The Compensation Committee engaged the services of Meridian Compensation Partners, LLC (“Meridian”), an independent executive compensation consulting firm, to advise on the Company’s compensation practices and market competitiveness. Meridian reported directly to the Compensation Committee, and the Committee determined that Meridian is independent.
Peer Group
Our peer group was developed with the advice of Meridian, and is reviewed periodically by the Compensation Committee based on Meridian’s analyses and recommendations.
Our peer group typically comprises 15-20 companies that are most comparable to the Company across criteria such as industry (primarily software‑as‑a‑service (SaaS)), revenue, market capitalization, headcount, and growth rate. The Company’s current peer group consists of 19 companies and is listed in Annex A (the “Peer Group”).
Approval Requirements under Israeli Law
Your approval is required because the Companies Law provides that the compensation of our directors requires shareholder approval. The shareholder vote on this matter is binding under Israeli law and not merely advisory, unlike the “say-on-pay” vote found in proxy statements for U.S. domestic companies.
In making its recommendation to amend and extend the term of the non-executive director compensation plan for an additional period of up to three years, the Compensation Committee considered several factors, including data of our Peer Group as provided by Meridian.

Proposed Changes to the Previous Non-Executive Director Compensation Plan
The terms of the proposed compensation plan outlined below include a cash component, which is generally similar to the Previous Plan (except for any changes outlined below which reflect changes to better align with our Peer Group), and an equity-based component, which is designed to be more conservative with respect to the dilutive effect of director equity grants and better align equity grant value among our directors; all as recommended to us by Meridian.
Summary Comparison Table - Cash Fees

	Previous Plan	Proposed Compensation Plan
Annual Retainer for all non-executive Board members	$35,000	$40,000
Non-Executive Chairman (supplement)	$40,000	No change
Lead Independent Director (supplement)	$17,500	No change
Audit Committee member (other than the chair)	$8,000	$10,000
Audit Committee Chair	$20,000	No change
Compensation Committee member (other than the chair)	$5,000	$7,500
Compensation Committee Chair	$10,000	$15,000
NGEC member (other than the chair)	$5,000	No change
NGEC Chair	$7,500	$10,000
Mergers and Acquisitions Committee member (other than the chair)(1)	-	$5,000(2)
Mergers and Acquisitions Committee Chair	-	$15,000(3)

(1)	Current Mergers and Acquisitions Committee members: Mark Tluszcz, Ron Gutler, and Francesco de Mojana (serving as chair).
(2)
Annual service as a member of the Mergers and Acquisitions Committee: $5,000 as an annual retainer (provided the committee convenes at least twice per calendar year). In addition to the annual retainer, the member will be entitled to $1,000 per meeting for each meeting beyond the first ten meetings per year, to be applied retroactively for any Mergers and Acquisitions committee meetings held on or after January 1, 2025, representing a new compensation element not provided under the Previous Plan.

(3)
Annual service as the chair of the Mergers and Acquisitions Committee: $15,000 as an annual retainer (provided the committee convenes at least twice per calendar year). In addition to the annual retainer, the chair will be entitled to $1,000 per meeting for each meeting beyond the first ten meetings per year, to be applied retroactively for any Mergers and Acquisitions committee meetings held on or after January 1, 2025, representing a new compensation element not provided under the Previous Plan.

Summary Comparison Table - Annual Equity Awards
The terms of the proposed equity awards outlined below reflect a more conservative approach to director equity grants, under which annual grants of equity made throughout the three-year plan are based on a USD value amount translated into RSUs upon each grant date, as opposed to a pre-set number of RSUs granted annually, throughout the three-year term of the plan.

	Previous Plan	Proposed Plan
Director	2,642 RSUs on each grant date, representing an initial fair value of $225,000 (1)	Annual grant of RSUs representing a grant value of $230,000 on each Grant Date(2)
Non-Executive Chairman	3,963 RSUs on each grant date, representing an initial fair value of $337,500 (1)	Annual grant of RSUs representing a grant value of $345,000 on each Grant Date(2)
Lead Independent Director	3,302 RSUs on each grant date, representing an initial fair value of $281,300 (1)	Annual grant of RSUs representing a grant value of $287,500 on each Grant Date(2)
Newly Appointed Director	2,642 RSUs on each grant date, representing an initial fair value of $225,000 (1)	Annual grant RSUs representing an initial grant value of $230,000 on each Grant Date(2)

(1)
The fixed number of units that were granted annually under the Previous Plan were calculated using the applicable fair value as of October 28, 2022. Such grants were capped by a maximum annual value of equity-based compensation granted to (i) non-executive directors of $500,000, (ii) the lead independent director of $625,000, and (iii) to the Board chair of $750,000.

(2)
The number of RSUs to be granted under each Annual Grant shall be calculated on each Grant Date by dividing the applicable Annual Grant Value by the closing price of the Company’s ordinary shares on the applicable Grant Date (or, if a certain Grant Date is not a trading day, on the last trading day immediately preceding the Grant Date).

Equity Awards
Annual Grant
•Each non-executive director (including newly appointed non-executive directors) will be granted annual awards of RSUs (“Annual Grant”), pursuant to the proposed updated compensation plan, with a Grant Date (as defined below) value of $230,000 per each Annual Grant, except in the case of (i) the Lead Independent Director who will be granted annual awards with a Grant Date value of $287,500 and (ii) the Chair of the Board who will be granted annual awards with a Grant Date value of $345,000, (for each director respectively, an “Annual Grant Value”).
•The number of RSUs to be granted under each Annual Grant shall be calculated on each Grant Date by dividing the applicable Annual Grant Value by the closing price of the Company’s ordinary shares on the applicable Grant Date (or, if a certain Grant Date is not a trading day, on the last trading day immediately preceding the Grant Date).
•Under the Previous Plan, each director received a fixed number of RSUs based on a USD value set in 2022, causing the actual value to vary in accordance with the trading price of our ordinary shares. Under the proposed plan, each Annual Grant will have a fixed USD, with the number of RSUs determined by dividing the Annual Grant Value by the closing price of our ordinary shares on the Grant Date and December Grant Date, respectively.
Grant Date:
•For continuing directors, the Grant Date for the Annual Grant of 2025 will be the date of the Meeting (i.e., December 18, 2025). The Grant Dates for the Annual Grants of 2026 and 2027 shall occur on the first and second anniversaries of the 2025 Grant Date, respectively (i.e., December 18, 2026 and December 18, 2027 or, if a certain Grant Date is not a trading day, on the last trading day immediately preceding the Grant Date), each a “December Grant Date”.

•Under the Previous Plan, apart from the initial grant, the grant dates for each director varied based on that individual’s original date of appointment to the Board. It is proposed, as per Meridian’s recommendation, to standardize all directors’ Annual Grants to a single grant date to align the number of RSUs granted to each director, simplify administration, and ensure consistency with market practice. As a result, the December Grant Date for certain directors will be earlier in the calendar year than their current grant date, while for others it will be later.
•Newly appointed directors will receive their initial Annual Grant as follows: (i) if appointed from December 19th until November 30th of the following calendar year during the term of the proposed plan, their initial Annual Grant will be made on the date of their appointment to the Board, and pro-rated based on the number of days remaining until the next December Grant Date, calculated as the number of days from and including the appointment date through the upcoming December Grant Date, divided by the total number of days in a calendar year (e.g., if appointed on March 1st, in a non-leap year, 292/365 ≈ 80% of the Annual Grant, equal to $184,000 of the full $230,000 will be granted, with a full $230,000 Annual Grant to be granted on the next December Grant Date) or (ii) if appointed on or after December 1st of any given calendar year, the newly appointed director will receive their initial grant on the next December Grant Date ((i.e., December 18, 2026 or December 18, 2027). In all cases, any subsequent Annual Grants will occur on the December Grant Dates.
•Subject to continued service as a non‑executive director, no director will be granted more than three Annual Grants under the newly adopted non‑executive director compensation plan, which will apply to grants made from 2025 through 2027.
Vesting Schedule:
•Each Annual Grant (including pro-rated Annual Grants for newly appointed directors) will vest in four equal quarterly installments over one year, commencing on the Grant Date (or, for eligible newly appointed directors with respect to their initial Annual Grant, on the date of appointment by the Board), subject to the director’s continued service through each applicable vesting date.
Vesting Acceleration:
•The Annual Grants will be subject to a “double trigger” full acceleration vesting mechanism in the event of a “Change of Control,” as defined in the 2013 Incentive Compensation Plan, as amended (the "Plan").
•According to the “double trigger” mechanism, in the event of a Change of Control of the Company, upon the termination of a director's engagement or service with the Company (other than for “Cause” as defined in the Plan) as a condition to, or in connection with, the consummation of the Change in Control event, either within one year following, or immediately prior to, the consummation of the Change of Control, the unvested equity of such director will accelerate.
Other Terms
Executive Directors:
•Executive directors will receive no additional compensation for their service as a director; provided, however, that an executive director who ceases to be a Company executive and is designated by the Board as a non-executive director shall be entitled to the same compensation as a non-executive director, commencing on the date such director is designated by the Board as a non-executive director.
Travel Fee:
•Executive directors will receive a supplemental annual travel-time fee: Up to $20,000 ($5,000 for each quarter in which the director required out-of-town travel to attend Board meetings) to be applied retroactively for any qualifying travel time beginning in 2024, representing a shift from the Previous Plan, which covered only non‑Israel‑based director travel for meetings held in Israel.
Reimbursement of Expenses:
•Without derogating from the above travel fees, the Company will reimburse all reasonable out-of-pocket expenses incurred by directors for their attendance at meetings of the Board or any committee thereof in accordance with the Company’s internal reimbursement policy.

Compensation Committee Recommendation
Our Compensation Committee and the Board believe that director compensation should be fair and equitable to enable the Company to attract qualified members to serve on its Board. The proposed updated non-executive director compensation plan as set forth in this Proposal No. 2 is in line with the parameters of the Company’s Compensation Policy – Directors, which was approved by our shareholders in December 2022, and is designed to enable us to appropriately incentivize, attract, and retain qualified members to our Board, while ensuring that our director compensation program is consistent with market practices.
In making its recommendation to amend and extend the term of the non-executive director compensation plan for an additional period of up to three years, the Compensation Committee considered several factors, including data of our Peer Group as provided by Meridian.
Proposal
If approved by the shareholders, the amendment and extension of the term of the non-executive director compensation plan shall be for an additional period of up to three years starting on December 18, 2025, the date the Previous Plan is scheduled to end.
It is proposed that the following resolution be adopted at the Meeting:
RESOLVED, that the non-executive director compensation plan of the Company be amended and extended for an additional period of up to three years, as set forth in Proposal No. 2 of this proxy statement.
Vote Required
See “Vote Required for Approval of Each of the Proposals” above.
Board Recommendation
The Board recommends a vote “FOR” the amendment and extension of the non-executive director compensation plan of the Company for an additional period of up to three years, as described in this Proposal No. 2.

PROPOSAL NO. 3 – PROPOSAL TO RATIFY THE APPOINTMENT & COMPENSATION OF OUR INDEPENDENT PUBLIC ACCOUNTANTS
Background
Our Audit Committee and Board have appointed Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2025.
The following table sets forth the total compensation that was paid by the Company and its subsidiaries to the Company’s independent auditors, Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, in each of the previous two fiscal years:

	2024	2023
	(in USD thousands)
Audit fees (1)	1,085	1,093
Audit-related fees (2)	24	31
Tax fees (3)	200	255
Total	1,309	1,379

(1)	“Audit fees” are the aggregate fees paid for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.
(2)	“Audit-related fees” are the aggregate fees paid for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.
(3)	“Tax fees” includes fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.
Representatives of Kost, Forer, Gabbay & Kasierer will attend the Meeting and will be invited to make a statement. They will be available to respond to appropriate questions raised during the Meeting. In accordance with Section 60(b) of the Companies Law, you are invited to discuss our 2024 consolidated financial statements, and questions regarding the consolidated financial statements may be addressed to us or to our auditors. Our Annual Report on Form 20-F for the year ended December 31, 2024, including our 2024 audited consolidated financial statements, is available at the “Investor Relations” portion of our website, at http://investors.wix.com/.
Our Audit Committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit services, audit-related services and tax services that may be performed by our independent accountants.
When Proposal No. 3 is raised, the Company’s shareholders will have the opportunity to hear from representatives of the Company’s management, who will be available at the Meeting to review and discuss with shareholders the consolidated financial statements of the Company for the year ended December 31, 2024.

Proposal
The shareholders are being asked to approve the appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as Wix.com Ltd.’s independent public accountants for the year ending December 31, 2025, and for such additional period until the next annual general meeting of shareholders and to ratify and authorize the Board of Directors (or, the Audit Committee, if authorized by the Board of Directors (subject to the ratification of the Board of Directors)) to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services.
It is proposed that the following resolution be adopted at the Meeting:
RESOLVED, that the appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as Wix.com Ltd.’s independent public accountants for the year ending December 31, 2025, and for such additional period until the next annual general meeting of shareholders, be, and it hereby is, ratified, and the Board of Directors (or, the Audit Committee, if authorized by the Board of Directors (subject to the ratification of the Board of Directors)) be, and it hereby is, authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services.
Vote Required
See “Vote Required for Approval of Each of the Proposals” above.
Board Recommendation
The Board recommends a vote “FOR” the ratification of the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2025, and for such additional period until the next annual general meeting of shareholders, as described in this Proposal No. 3.

OTHER BUSINESS
The Board is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 39 of the Company’s Articles, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.
SHAREHOLDER PROPOSALS FOR 2026 ANNUAL GENERAL MEETING OF THE SHAREHOLDERS
Under the Companies Law and our Articles, shareholders who severally or jointly hold the required percentage under the Companies Law, are entitled to request that the Board include a proposal in a future shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting, and provided further that in case such proposal relates to the appointment or removal of a director, the required shareholding threshold for such a request shall be as prescribed in the Companies Law. To be considered for inclusion in the Company’s proxy statement for our 2026 annual general meeting of shareholders pursuant to the Companies Law, shareholder proposals must be in writing and must be properly submitted to the Wix Campus, 5 Yunitsman Street, Building B, 5th Floor, Tel Aviv, Israel, 6936025, Attn: Naama Kaenan, General Counsel, and must otherwise comply with the requirements of the Companies Law. The written proposal must be received by the Company not less than 90 calendar days prior to the first anniversary of the Meeting (i.e., no later than September 19, 2026); provided that if the date of the 2026 annual general meeting of shareholders is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the anniversary of the Meeting, for a proposal by a shareholder to be timely it must be so delivered not later than the seventh calendar day following the day on which we call and provide notice of the 2026 annual general meeting of shareholders.
We currently expect that the agenda for our annual general meeting of shareholders to be held in 2026 will include: (i) the election (or re-election) of Class I directors; (ii) the ratification of the appointment (or reappointment) and compensation of the Company’s auditors; and (iii) presentation and discussion of the financial statements of the Company for the year ended December 31, 2025 and the auditors’ report for this period.
In general, a shareholder proposal must be in English and must set forth (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls or manages such person, (ii) the number of ordinary shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the Exchange Act); if any of such ordinary shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such ordinary shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of ordinary shares the proposing shareholder is entitled to vote as of a date that is no more than 10 days prior to the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the Company, (iv) the proposing shareholder’s purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the 2026 annual general meeting of shareholders, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under the Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided, (viii) if the proposal is to nominate a candidate for election to the Board, a questionnaire and declaration, in form and substance reasonably requested by the Company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise, etc., and his or her consent to be named as a candidate and, if elected, to serve on the Board, and (ix) any other information reasonably requested by the Company. We shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof. In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association. The Company may disregard shareholder proposals that are not timely and validly submitted.
The information set forth in this section is, and should be construed as, a “pre-announcement notice” of the 2026 annual general meeting of shareholders in accordance with Rule 5C of Israel’s Companies Regulations (Notice and Announcement of General Meetings and Class Meetings in a Public Company and Addition of an Item to the Agenda), 2000, as amended.

ADDITIONAL INFORMATION
The Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 21, 2025, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at https://investors.wix.com/.
The Company is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors,
MARK TLUSZCZ
Chair of the Board of Directors

Dated: November 12, 2025

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

In 000s

	FY2023	FY2024
Net cash provided by operating activities	$248,246	$497,415
Capital expenditures, net	(66,049)	(19,336)
Free Cash Flow	$182,197	$478,079

Capital expenditures and other cash costs related to Wix HQ office build out	$57,946	$10,325
Restructuring	5,915	—
Free Cash Flow (excluding capex and other cash costs related to HQ build out)	$246,058	$488,404
% of revenue	16%	28%

	Three Months Ended
	December 31,
	2023	2024

Revenues	$403,771	$460,455
Change in deferred revenues	$2,788	$1,609
Change in unbilled contractual obligations	$(11,555)	$2,528
Bookings	$395,004	$464,592

Period over Period Growth		18%

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance, including, but not limited to revenue, bookings and free cash flow, and may be identified by words like “anticipate,” “assume,” “believe,” “aim,” “forecast,” “indication,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “outlook,” “future,” “will,” “seek” and similar terms or phrases.
The forward-looking statements contained in this proxy statement are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our expectation that we will be able to attract and retain registered users and partners, and generate new premium subscriptions, in particular as we continuously adjust our marketing strategy and as the macro-economic environment continues to be turbulent; our expectation that we will be able to increase the average revenue we derive per premium subscription, including through our partners; our expectation that new products and developments, as well as third-party products we will offer in the future within our platform, will receive customer acceptance and satisfaction, including the growth in market adoption of our online commerce solutions and our Wix Studio product; our expectations regarding our ability to develop relevant and required products using artificial intelligence (“AI”), the regulatory environment impacting AI and AI-related activities, including privacy and intellectual property, and potential competitive impacts from AI tools; our assumption that historical user behavior can be extrapolated to predict future user behavior, in particular during turbulent macro-economic environments; our prediction of the future revenues and/or bookings generated by our user cohorts and our ability to maintain and increase such revenue growth, as well as our ability to generate and maintain elevated levels of free cash flow and profitability; our expectation to maintain and enhance our brand and reputation; our expectation that we will effectively execute our initiatives to improve our user support function through our Customer Care team, and continue attracting registered users and partners, and increase user retention, user engagement and sales; our ability to successfully localize our products, including by making our product, support and communication channels available in additional languages and to expand our payment infrastructure to transact in additional local currencies and accept additional payment methods; our expectation regarding the impact of fluctuations in foreign currency exchange rates, interest rates, potential illiquidity of banking systems, and other recessionary trends on our business; our expectations relating to the repurchase of our ordinary shares and/or Convertible Notes pursuant to our repurchase program; our expectation that we will effectively manage our infrastructure; our expectation to comply with AI, privacy, and data protection laws and regulations as well as contractual privacy and data protection obligations; our expectations regarding the outcome of any regulatory investigation or litigation, including class actions; our expectations regarding future changes in our cost of revenues and our operating expenses on an absolute basis and as a percentage of our revenues, as well as our ability to achieve and maintain profitability; our expectations regarding changes in the global, national, regional or local economic, business, competitive, market, and regulatory landscape, including as a result of the war and hostilities between Israel and Hamas, Hezbollah, Iran and the Houti movement in Yemen and/or the Ukraine-Russia war and any escalations thereof and potential for wider regional instability and conflict; our planned level of capital expenditures and our belief that our existing cash and cash from operations will be sufficient to fund our operations for at least the next 12 months and for the foreseeable future; our expectations with respect to the integration and performance of acquisitions; our ability to attract and retain qualified employees and key personnel; and our expectations about entering into new markets and attracting new customer demographics, including our ability to successfully attract new partners, large enterprise-level users and to grow our activities, including through the adoption of our Wix Studio product, with these customer types as anticipated and other factors discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2024 filed with the Securities and Exchange Commission on March 21, 2025. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements.
Any forward-looking statement made by us in this proxy statement speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

ANNEX A
WIX.COM LTD. - PEER GROUP

1.AppFolio, Inc.
2.Box, Inc.
3.CyberArk Software Ltd.
4.DocuSign, Inc.
5.GoDaddy Inc.
6.Guidewire Software, Inc.
7.Lightspeed Commerce Inc.
8.Okta, Inc.
9.Paycom Software, Inc.
10.Paylocity Holding Corporation
11.RingCentral, Inc.
12.Tenable Holdings, Inc.
13.Teradata Corporation
14.Twilio Inc.
15.Varonis Systems, Inc.
16.Dropbox, Inc.
17.Dynatrace, Inc.
18.Informatica Inc.
19.MongoDB, Inc.